As filed with the Securities and Exchange Commission on August 28, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

The European Equity Fund, Inc.
(Name of Subject Company (Issuer))

The European Equity Fund, Inc.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

298768102
(CUSIP Number of Class of Securities)

John Millette
Secretary
The European Equity Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,555,054.72(a)	$407.41(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 529,026 shares in the offer, based upon a price of $6.72 (98% of the net asset value per share of $6.86 on July 18, 2012).

(b)	Calculated as $114.60 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $407.41	Filing Party: The European Equity Fund, Inc.
Form of Registration No.: SC TO-I	Date Filed: July 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2012 (the “Schedule TO”) and amended on August 23, 2012 (“Amendment No. 1”) by The European Equity Fund, Inc., a Maryland corporation (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to repurchase for cash up to 529,026 of the Fund’s issued and outstanding shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase dated July 25, 2012 (the “Offer to Repurchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Repurchase and any amendments or supplements to either or both, collectively constitute the “Offer”), at a purchase price equal to 98% of the Fund’s net asset value per share (“NAV,” that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) determined as of August 23, 2012. The Fund normally calculates its NAV at 11:30 a.m. New York time on each day during which the New York Stock Exchange is open for trading.

This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

The Information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment in answer to Items 1 through 9 and 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On August 28, 2012, the Fund issued a press release announcing the final results of the Offer, which expired at 5:00 p.m. Eastern time on August 22, 2012. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Amendment and is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE EUROPEAN EQUITY FUND, INC.
By:	/s/ JOHN MILLETTE
	Name:	John Millette
	Title:	Secretary

Dated: August 28, 2012

Exhibit List

(a)(1)(i)	Offer to Repurchase, dated July 25, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Text of Letter to Stockholders of the Fund dated July 25, 2012.*

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5) (a)(5)(i)	Press Release issued by the Fund dated July 25, 2012.* Press Release issued by the Fund dated August 23, 2012.**

(a)(5)(ii)	Press Release issued by the Fund dated August 28, 2012.***

(b)-(h)	Not applicable.

*	Previously filed as an exhibit to the Fund’s Tender Offer Statement on Schedule TO filed with the SEC on July 25, 2012.
**	Previously filed as an exhibit to Amendment No. 1 filed with the SEC on August 23, 2012.
***	Filed with this Amendment

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